Date : February 10, 2012

Via EDGAR

United States Securities and Exchange Commission

100F Street, N.E.

Washington D.C., 20549-7010

Att: Louis Rambo/Daniel Morris, Staff Attorneys

Division of Corporation finance

Re: China Inc.,

Amended Registration Statement on Form S-1

Filed December 27, 2010

File No.333-169406

Dear Mr. Louis Rambo or Mr. Daniel Morris:

In response to your lettered dated February 2, 2012, concerning the Amended Registration Statement on Form S-1 filed on January 17, 2011, we provide the following response:

1. Response: This is a supplemental response to the Staff comments #2, 6 and 10.

"Ms. Tian has the discretion to modify, delay or extend the terms of the loan repayments until at such time the company generates revenue because Ms. Jia is the sole stockholder, and will remain the majority stockholder after the completion of the offering, that her interests are aligned with that of the Company. Accordingly, the likelihood that Ms. Jia will demand payment, prior to the availability of sufficient funds for the implementation for the Company’s business plans, is considered remote." Page 9

2. Response: We have filed the Certificate of Correction with the Nevada Secretary of State and attach a copy as an Exhibit 3.1

3. Response: We have highlighted this risk factor in our prospective summary section as follow:

"The Company has initiated research and development for (CdTe)  as a semiconductor for the solar energy industry. The application of (CdTe) has not been widely accepted for solar panel modules. Although we have not incurred significant research and development expenditures in the past, however, we cannot predicted in any degrees of certainty that research and development activities for the application of Cadmium telluride ( CdTe) will be successful. We may not able to recoup our research and development expenditures if the application of CdTe could not met its intended usages for solar panels." Page 3.

We believe that the second part of the staff's comment is no longer applicable and repetitive of the risk factor (4).

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4. Response: We have revised our disclosure as follow:

" Any change in the material terms of this offering after the effective date of this prospectus will terminate the original offer and will entitle any subscribers to a refund of their investment.

Material changes include the following:

•         a change in the minimum purchase amount.

•         a change in the minimum amount of proceeds required to release funds from our separate bank account.

We will notify our investors by FEDEX certified mail if any change in the material terms of this offering has occurred, and they have the right to a refund in the event we make such a change. We will return your funds to you in the form of a cashier's check sent by FEDEX certified mail within three businesses of our company having received the monies, without interest or deductions. " Page 12.

5. Response: We have revised our disclosure to address all required matters under S-K Item 304, Page 14. On February 10, 2012, we notified Gregory Anton Wahl, the managing partner of Anton & Chia LLP , to furnish us a letter as specified in paragraph (3) of that Item. The notification was send by fax and by certified mail/ return receipt requested.

6. Response: We have revised our disclosure as follow:

"The US government created many programs to assist individuals and businesses in need of funding. Our Company is qualified for government assistance. The government grant programs changed rapidly, and funding could be quickly depleted. We have no control over how government allocated its funding sources." Page 18.

7. Response: We have incorporate by reference the material contract with Himin Clean Energy Holdings, Ltd., as Exhibit 10.4. Page 28.

8. Response: We have made revision to the biography of the Tian Jia as follow:

" Tian Jia, aged 39, US citizen, born in Shanxi Province, China. From 1982 to 1988, her family owned a cement factory in Shanxi Province that employed approximately 2,000 full and part-time workers. The cement factory covered 20 miles in Shanxi Province, China. The local cement factory was considered one of the largest employers in Shanxi Province, China. During her tenure at her parent's cement factory, she learned how to classify the cements into different grades and qualities. She discovered that rocks from alluvial sources produced better cement than rocks from mountainous regions. She also discovered different formation of rocks contributed to the durability of cement. Her new classification system of cement helped her parents sold more cements and enhanced customers' satisfaction. During the early 80', China only has one grade of cement product. From 1988-1990, she developed different grades of cements derived from her own research efforts. Nowadays, Ms. Tian's new classification system of cement is widely adopted as industrial standard in China." Page 22.

9. Response: We have made the following revision:

"The following table sets forth all compensation paid to our Principal Executive and Financial Officers for the most recently completed fiscal year:" Page 23.

10. Response: Our attorney has revised the Legality of Opinion letter. We file it as Exhibit 5.1.

"END"

For all written correspondence, please send a copy to our e-mail address: ngltian@yahoo.com.

Regards,

China Inc.,

/s/ tian Jia

Chief Executive office/Chief financial Officer

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